File No. 70-9551
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 4 ON
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


NiSource Inc.                                 New NiSource Inc.
801 East 86th Avenue                          801 East 86th Avenue
Merrillville, Indiana  46410-6272             Merrillville, Indiana 46410-6272


           (Names of companies filing this statement and addresses of principal executive offices)

                                      None

        (Name of top registered holding company parent of each applicant or declarant)

                                 Mark T. Maassel
                           Vice President, Regulatory
                               & Government Policy
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                     (Name and address of agent for service)


The Commission is requested to send copies of all notices, orders and communications to:

Peter V. Fazio, Jr., Esq.                     William T. Baker, Jr., Esq.
Schiff Hardin & Waite                         Thelen Reid & Priest LLP
6600 Sears Tower                              40 West 57th Street
Chicago, Illinois  60606-6473                 New York, New York  10019

William C. Weeden                             William S. Lamb, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP      Joanne C. Rutkowski, Esq.
1440 New York Avenue, NW                      LeBoeuf, Lamb, Greene & MacRae LLP
Washington, D.C.  20005                       125 West 55th Street
                                              New York, New York 10019-5389


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                                TABLE OF CONTENTS

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS...................................2

A.   EXHIBITS.................................................................2

B.   FINANCIAL STATEMENTS.....................................................4

          The Application/Declaration in this proceeding was filed on September 20, 1999, as amended by amendments dated October 28, 1999, April 5, 2000 and April 14, 2000. Item 6 is hereby amended and restated in its entirety to read as follows:



ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

A.             EXHIBITS

A-1 Amended and Restated Articles of Incorporation of NiSource dated as of May 13, 1998, as amended on April 14, 1999 and March 2, 2000. (Incorporated by reference to Exhibit 3 to the NiSource Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and Exhibits 3.2 and 3.3 to the NiSource Annual Report on Form 10-K for the year ended December 31, 1999).

A-2 Amended and Restated By-Laws of NiSource Inc. effective January 29, 2000. (Incorporated by reference to Exhibit 3.4 to the NiSource Annual Report on Form 10-K for the year ended December 31, 1999).

A-3 Amended and Restated Certificate of Incorporation of Columbia effective January 16, 1998, as amended on June 1, 1999. (Incorporated by reference to Exhibit 3-A to Columbia Gas System, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-1098), and Exhibit 3-D to Columbia's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (as corrected in Exhibit 4-A-3 to Columbia's Registration Statement on Form S-8, filed with the Commission on June 16, 1999 (File No. 333-80797)), and Exhibit 3-D to Columbia's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

A-4 Amended and Restated By-Laws of Columbia dated as of February 22, 2000. (Incorporated by reference to Exhibit 3-D to the Columbia Annual Report on Form 10-K for the year ended December 31, 1999).

A-5            Certificate of Incorporation of New NiSource. (Filed herewith).

A-6            By-Laws of New NiSource. (Filed herewith).

B-1 Agreement and Plan of Merger between Columbia, NiSource, New NiSource, Parent Acquisition, Company Acquisition and NiSource Finance Corp. dated as of February 27, 2000, as amended and restated as of March 31, 2000. (Incorporated by reference to Exhibit 2.1 to the NiSource Current Report on Form 8-K dated March 31, 2000).

B-2 Credit Agreement and related documentation. (To be filed by amendment).

C Registration Statement of New NiSource and NiSource on Form S-4 (including joint proxy statement of NiSource and Columbia). (Filed with the Commission on April 3, 2000, File No. 333-33896 and incorporated by reference herein).

C-1 Amendment No. 1 to Registration Statement of New NiSource and NiSource on Form S-4 (including joint proxy statement of NiSource


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               and Columbia). (Filed with the Commission on April 24, 2000, File
               No. 333-33896 and incorporated by reference herein).

D-1 Application to the FERC under the Federal Power Act. (Paper format filing - Form SE).

D-2            Order of the FERC. (To be filed by amendment).

D-3            Application to the VSCC. (Included as Exhibit G to Exhibit D-1).

D-4            Order of the VSCC. (To be filed by amendment).

D-5            Application to the PPUC. (Included as Exhibit G to Exhibit D-1).

D-6            Order of the PPUC. (To be filed by amendment).

D-7            Application to the KPSC (To be filed by amendment).

D-8            Order of the KPSC. (To be filed by amendment).

D-9            Application to the MPUC. (Filed herewith).

D-10           Order of the MPUC. (To be filed by amendment).

D-11           Application to the NHPUC (Filed herewith).

D-12           Order of the NHPUC. (To be filed by amendment).

D-13           Application to the FCC. (To be filed by amendment).

D-14           Order of the FCC. (To be filed by amendment).

E-1 Map of service territories of subsidiaries of NiSource and Columbia and common pipelines. (To be filed by amendment).

E-2 Corporate Organization Chart of companies after merger. (To be filed by amendment).

E-2(a)         Merger Structure Diagram. (To be filed by amendment).

E-2(b)         Alternative Merger Structure Diagram. (To be filed by amendment).

F              Opinions of Counsel. (To be filed by amendment).

G-1 Annual Report of NiSource on Form 10-K for the year ended December 31, 1999. (Filed with the Commission on March 30, 2000, File No. 1-9776 and incorporated by reference herein).

G-2 Annual Report of Columbia on Form 10-K for the year ended December 31, 1999. (Filed with the Commission on March 2, 2000, File No. 1-1098 and incorporated by reference herein), as amended by the Amended Annual Report on Form 10-K/A (Filed with the Commission on March 3, 2000, File No. 1-1098 and incorporated by reference herein).

G-3 Form U5S of Columbia for the year ended December 31, 1999. (To be filed by amendment).

G-4 Opinion of Credit Suisse First Boston Corporation. (Included as Annex III to Exhibit C).


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


G-5 Opinion of Morgan Stanley & Co. Incorporated. (Included as Annex IV to Exhibit C-1).

G-6            Opinion of Salomon Smith Barney Inc. (Included as Annex V to
               Exhibit C-1).

H              Proposed Form of Notice. (To be filed by amendment).

I Electric Divestiture Study of Northern Indiana. (To be filed by amendment).

B.   FINANCIAL STATEMENTS

FS-1 New NiSource Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of December 31, 1999. (Included in Exhibit C).

FS-2 New NiSource Unaudited Pro Forma Combined Condensed Consolidated Statement of Income from Continuing Operations for the twelve months ended December 31, 1999. (Included in Exhibit C).

FS-3 Notes to New NiSource Unaudited Pro Forma Condensed Consolidated Financial Statements. (Included in Exhibit C).

FS-4           NiSource Consolidated Balance Sheet as of December 31, 1999.
               (Included in Exhibit G-1).

FS-5 NiSource Consolidated Statement of Income for the twelve months ended December 31, 1999. (Included in Exhibit G-1).

FS-6           Columbia Consolidated Balance Sheet as of December 31, 1999.
               (Included in Exhibit G-2).

FS-7 Columbia Consolidated Statement of Income for the twelve months ended December 31, 1999. (Included in Exhibit G-2).


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                                   SIGNATURES


               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this Amendment filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                        NISOURCE INC.

                                        /s/ Gary L. Neale
                                        ---------------------------------------
                                        Name:  Gary L. Neale
                                        Title: Chairman, President and
                                               Chief Executive Officer


                                        NEW NISOURCE INC.

                                        /s/ Gary L. Neale
                                        ---------------------------------------
                                        Name:  Gary L. Neale
                                        Title: Chairman, President and
                                               Chief Executive Officer


Date:  April 28, 2000


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